

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 26, 2022

Amy Tung
Chief Financial Officer
ATA Creativity Global
c/o 1/F East Gate, Building No. 2, Jian Wai Soho,
No. 39 Dong San Huan Zhong Road,
Chao Yang District, Beijing 100022, China

   Re: ATA Creativity Global
    Form 20-F for Fiscal Year Ended December 31, 2020
    Response dated April 13, 2022
    File No. 001-33910

Dear Ms. Tung:

  We have reviewed your April 13, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 1, 2022 letter.

Response dated April 13, 2022

General

1. In each instance where you discuss the Holding Foreign Companies Accountable Act, please revise to also discuss and specifically name the Accelerating Holding Foreign Companies Accountable Act and each time you reference the three year non-inspection period, acknowledge that such Act, if passed, will reduce the period to two years. For example, your response to comment 10 in your response letter dated October 15, 2021, states that "[o]n June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two." Please revise to identify this bill as the Accelerating Holding Foreign

Companies Accountable Act.

2. We note the structure chart that you have provided in response to comment 5 in your response letter dated October 15, 2021 and in response to comment 1 in your response letter February 22, 2022. With respect to the VIE, please remove the solid lines that denote relationships with the VIE, and used dashed lines in their place. Where you use dashed lines, please remove the arrows.

3. We note your amended disclosure in response to comment 5, specifically your revised disclosure regarding cash in the PRC or a PRC domiciled entity. Please amend your disclosure in the Key Information, Summary of Risk Factors and Risk Factors sections to state that, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund our operations outside of the PRC, the funds may not be available due to such limitations unless and until related approvals and registrations are obtained. In the Key Information section, provide cross-references to these other discussions. Also, please discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIE or investors. Provide a cross-reference to your discussion of this issue in your Key Information, Summary of Risk Factors and Risk Factors sections, as well.

4. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIE or investors, summarize the policies the Key Information section and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state in the Key Information section that you have no such cash management policies that dictate how funds are transferred.

5. The disclosure regarding your cash transfers should not be qualified by materiality. Please make appropriate revisions to your disclosure.

You may contact Aamira Chaudhry at (202)-551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ning Zhang